Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Ten-League Venture Capital Limited	British Virgin Islands
Ten-League Engineering & Technology Pte. Ltd.	Singapore
Ten-League Port Engineering Solutions Pte. Ltd.	Singapore